UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13 to Schedule 13D on Schedule 13G)*

CITIZENS, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

174740 10 0

 (CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be  deemed to be "filed" for the purpose of Section 18 of the Securities Exchange  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 174740 10 0

SCHEDULE 13G

Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Galindo, Arias & Lopez S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,472,016
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,472,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.34%
12	TYPE OF REPORTING PERSON* PN

Cusip No. 174740 10 0

SCHEDULE 13G

Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,683,765
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,683,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12	TYPE OF REPORTING PERSON* CO

Cusip No. 174740 10 0

SCHEDULE 13G

Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS GAMASE Insureds Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,403,179
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,403,179
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9%
12	TYPE OF REPORTING PERSON* OO

Cusip No. 174740 10 0

SCHEDULE 13G

Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Regal Trust (BVI) Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,788,251
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,251
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.72%
12	TYPE OF REPORTING PERSON* CO

Cusip No. 174740 10 0

SCHEDULE 13G

Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS CICA Policyholders Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,423,409
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON* OO

This Amendment (“Amendment No.13”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Trust”), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”), (4)  Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands (“Regal”), and (5) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands (“Regal Policyholders Trust”, together with GA&L, Gala Trust, GAMASE Insureds Trust, and Regal, collectively, the “Reporting Persons” and each, a “Reporting Person”).

Cusip No. 174740 10 0

SCHEDULE 13G

Page 7 of 12 Pages

This Amendment No. 13 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 14, 2007 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on August 23, 2007 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on November 13, 2007 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 5, 2008 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 2, 2008 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 24, 2008 (“Amendment No. 11”) and Amendment No. 12 on Schedule 13G to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on January 20, 2009 (“Amendment No. 12”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 are collectively referred to as the “Schedule 13G.”

All terms used but not defined in this Amendment No. 13 are as defined in the Schedule 13G. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Cusip No. 174740 10 0

SCHEDULE 13G

Page 8 of 12 Pages

ATTACHMENT

Item 1(a).

Name of Issuer

Citizens, Inc. (“Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices

400 East Anderson Lane, Austin, Texas 78752

Item 2(a) and 2(b).

Name of Person Filing and Address of Principal Business Office or, if none, Residence

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Trust”), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”), (4)  Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands (“Regal”), and (5) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands (“Regal Policyholders Trust”, together with GA&L, Gala Trust, GAMASE Insureds Trust, and Regal, collectively, the “Reporting Persons” and each, a “Reporting Person”), each with a principal business office address of  c/o Gala Trust and Management Services, Inc., Scotia Plaza, 9th Floor, Federico Boyd Avenue 18 and 51 Street, Panama 5, Republic of Panama, Attention: Tomas Herrera.

Item 2(c).

Citizenship

(i)

Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama

(ii)

Gala Trust and Management Services, Inc., a corporation organized under the laws of the Republic of Panama

(iii)

GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama

(iv)

Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands

(v)

CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands

Item 2(d).

Title of Class of Securities

Class A Common Stock, no par value

Item 2(e).

CUSIP No.

174740 10 0

Item 3.

If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not Applicable

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Cusip No. 174740 10 0

SCHEDULE 13G

Page 9 of 12 Pages

The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 7,472,016 shares of the Common Stock, which constitute approximately 15.34% of the outstanding shares of the Common Stock, based on  48,687,093   shares of the Common Stock outstanding as of November 6, 2009 according to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Commission on November 6, 2009, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

GAMASE Insured Trust holds 4,403,179 shares of the Common Stock (constituting approximately 9% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Regal Policyholders Trust holds 2,423,409 shares of the Common Stock (constituting approximately4.97% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Gala Trust is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the Republic of Panama (“GAMASE Agents Trust”) and holds 280,586 shares of the Common Stock (constituting approximately 0.57% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 4,683,765 shares of the Common Stock (constituting approximately 9.62% of the outstanding Common Stock) pursuant to Rule 13d-3.

Regal is the sole trustee of Regal Policyholders Trust and CICA Associates Trust, a trust established under the laws of the British Virgin Islands (“Regal Associates Trust”) and holds 364,842 shares of the Common Stock (constituting approximately 0.74% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 2,788,251 shares of the Common Stock (constituting approximately 5.72% of the outstanding Common Stock) pursuant to Rule 13d-3.

GA&L owns a 100% interest in each of Gala Trust and Regal, and therefore may be deemed to beneficially own 7,472,016 shares (constituting approximately 15.34% of the outstanding Common Stock) pursuant to Rule 13d-3.

Galindo, Arias & Lopez:

(a)

Amount Beneficially Owned: 7,472,016 shares of Class A Common Stock.

(b)

Percent of Class:

15.34% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(iii)

Sole power to dispose or to direct the disposition of

0

(iv)

Shared power to dispose or to direct the disposition of

7,472,016 shares

Gala Trust and Management Services, Inc.:

(a)

Amount Beneficially Owned: 4,683,765 shares of Class A Common Stock.

(b)

Percent of Class:

9.62% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

Cusip No. 174740 10 0

SCHEDULE 13G

Page 10 of 12 Pages

(ii)

Shared power to vote or to direct the vote

0

(v)

Sole power to dispose or to direct the disposition of

0

(vi)

Shared power to dispose or to direct the disposition of

4,683,765 shares

 GAMASE Insureds Trust:

(a)

Amount Beneficially Owned: 4,403,179 shares of Class A Common Stock.

(b)

Percent of Class:

9% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(vii)

Sole power to dispose or to direct the disposition of

0

(viii)

Shared power to dispose or to direct the disposition of

4,403,179 shares

Regal Trust (BVI) Ltd.:

(a)

Amount Beneficially Owned: 2,788,251 shares of Class A Common Stock.

(b)

Percent of Class:

5.72% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(ix)

Sole power to dispose or to direct the disposition of

0

(x)

Shared power to dispose or to direct the disposition of

2,788,251 shares

CICA Policyholders Trust:

(a)

Amount Beneficially Owned: 2,423,409 shares of Class A Common Stock.

(b)

Percent of Class:

4.97% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(xi)

Sole power to dispose or to direct the disposition of

0

(xii)

Shared power to dispose or to direct the disposition of

2,423,409 shares

Cusip No. 174740 10 0

SCHEDULE 13G

Page 11 of 12 Pages

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ] *

* This statement is being filed by Regal Policyholders Trust to report the fact that as of the date hereof Regal Policyholders Trust has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Reference is made and incorporated herein to Item 4 above.

Item 8.

Identification and Classification of Members of the Group

Reference is made and incorporated herein to Item 4 above.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

January 19, 2010

GALINDO, ARIAS & LOPEZ

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Partner

GALA TRUST AND MANAGEMENT SERVICES, INC., formerly known as GALA MANAGEMENT SERVICES, INC.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

Cusip No. 174740 10 0

SCHEDULE 13G

Page 12 of 12 Pages

GAMASE INSUREDS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

REGAL TRUST (BVI) LTD.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

CICA POLICYHOLDERS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact